===============================================================================

                                                               +--------------+
                                 UNITED STATES                 | OMB APPROVAL |
                      SECURITIES AND EXCHANGE COMMISSION       +--------------+
                            Washington, D.C. 20549             | OMB Number:  |
                                                               |  3235-0058   |
                                  FORM 12b-25                  |   Expires:   |
                                                               | May 31, 1997 |
                          NOTIFICATION OF LATE FILING          |   Estimated  |
                                                               |average burden|
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K      |   hours per  |
             [ ] Form 10-Q  [ ] Form N-SAR                     |response..2.50|
                                                               +--------------+
For Period Ended: ________________________                     +--------------+
                                                               | SEC File No. |
                [ ] Transition Report on Form 10-K             |              |
                [ ] Transition Report on Form 20-F             |   0-27276    |
                [ ] Transition Report on Form 11-K             +--------------+
                [ ] Transition Report on Form 10-Q             +--------------+
                [ ] Transition Report on Form N-SAR            |  CUSIP No.   |
                                                               |              |
For the Transition Period Ended: ____________________________  +--------------+

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

                               MedPartners, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

                        3000 Galleria Tower, Suite 1000
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                           Birmingham, Alabama 35244
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 5, 1999, MedPartners, Inc. (the "Company") received notice that the California Department of Corporations (the "DOC") had issued a Cease and Desist Order (the "Order") against MedPartners Provider Network, Inc., a wholly-owned subsidiary of the Company doing business in the State of California ("MPN"). The Order prohibited, among other things, MPN from transferring any funds to the Company or any of its affiliates except for certain payments to healthcare providers. MPN, a Health Care Service Plan which is licensed under the Knox-Keene Health Care Services Plan Act of 1975, is regulated in California by the DOC and is part of the Company's physician practice management ("PPM") division. As previously reported, the Company has announced its intention to divest its PPM operations, has classified such businesses as discontinued operations and has disclosed its intention to record a charge of approximately $1.1 billion for the quarter ending December 31, 1998 to cover the anticipated loss associated with the disposal of discontinued operations.

On March 11, 1999, the DOC, acting through its appointed conservator, assumed control of MPN and filed a voluntary Chapter 11 petition on behalf of MPN under the United States Bankruptcy Code in California. On March 17, 1999, the Company filed an emergency motion in the United States Bankruptcy Court for the Central District of California and an Application for an Order to Show Cause and Injunction in the Superior Court of the State of California for the County of Los Angeles seeking to prohibit the DOC from taking MPN and placing it in bankruptcy.

Management of the Company currently is engaged in negotiations with representatives of the State of California and the DOC in an effort to try and resolve the issues relating to the Order, the seizure of MPN and the bankruptcy filing (the "MPN Issues"). The Company believes that further clarification of the MPN Issues is necessary in order to prepare accurate and complete disclosure in the Form 10-K.

As a result of the ongoing negotiations with the State of California and the DOC noted above, the Company also is seeking certain amendments to its bank facility. The amendment is not yet finalized and approved by the syndicate of lenders. These amendments need to be finalized before complete and adequate disclosure, particularly with regard to liquidity and capital resources, can be made as required by Form 10-K. The Company anticipates that the amendments will be finalized and approved by the syndicate of lenders within the next two weeks.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Howard A. McClure               (205)                733-8996
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No

     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has reported operating results for the fiscal year ended December 31, 1998. A copy of the Registrant's Press Release is attached hereto as Addendum A.

                               MedPartners, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     April 1, 1999                  By   /s/ Howard A. McClure
    ------------------------------        --------------------------------------
                                          Howard A. McClure
                                          Senior Vice President and
                                            Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

                 Addendum A Narrative Required by Part IV (3)
MedPartners
--------------------------------------------------------------------------------
3000 Galleria Tower, Suite 1000      (205) 733-8996                 NEWS RELEASE
Birmingham, Alabama 35244            www.medpartners.com

   Contact:   Tadd McVay                  Robert Mead
              MedPartners, Inc.           Gavin Anderson & Co.
              Birmingham: 205-982-4265    New York: 212-373-0271

   FOR IMMEDIATE RELEASE
   ---------------------

    MedPartners Announces Fourth Quarter and Full Year Fiscal 1998 Results

           Company takes accounting charge to cover exit of PPM and
                         Contract Services businesses

   Birmingham, AL -- February 10, 1999 -- MedPartners, Inc. (NYSE:MDM) today reported its operating results for the fourth quarter and fiscal year ended December 31, 1998. As previously announced, the Company is reporting as discontinued operations the financial results of its physician practice management (PPM) and contract services operations. MedPartners recorded a charge against fourth quarter earnings of $1.226 billion, primarily non-cash, relating to the discontinued operations.

   Continuing Operations Performance

   MedPartners' continuing operations, consisting of the pharmaceutical services business (Caremark), corporate overhead, and interest allocated in accordance with generally accepted accounting principles ("GAAP"), posted significant revenue and operating income growth during the fourth quarter and full year.

                                   - more -

   Fourth quarter revenues increased to $714 million, up to $120 million over the same period in 1997. Operating income (income before interest, taxes and restructuring expense) was $40 million, an increase of $33 million over the fourth quarter of 1997. Fourth quarter net income from continuing operations totaled $11 million, or $0.06 per share, compared with a loss of $2 million (excluding restructuring charges), or a loss of $0.01 per share during the prior year.

   The results for the fourth quarter and fiscal year ended December 31, 1997 were negatively impacted by a $20 million charge, $12 million or $0.06 per share after-tax, related to a loss contract in the pharmaceutical services business. This loss contract reserve resulted in a reduction in revenues, operating income, and income from continuing operations.

   Revenues for the full year totaled $2.6 billion, an increase of $271 million over 1997. Earnings before interest, taxes, depreciation, amortization and restructuring items totaled $163 million during 1998 versus $125 million in 1997. Annual operating income increased by $37 million to $138 million. Net income from continuing operations in 1998 totaled $31 million, or $0.16 per share, compared to $38 million, or $0.20 per share in 1997. The decline in 1998 net income from continuing operations as compared to 1997 was primarily attributable to additional after-tax interest expense of $32 million, or $0.17 per share in 1998. Offsetting this item, for comparative purposes, is the 1997 after-tax charge for a loss contract of $12 million or $0.06 per share referred to above.

   Regarding its forward prospects, management said that it believes the current allocation of certain costs between continuing and discontinued operations, as is mandated by GAAP, does not necessarily reflect the expenses which will be incurred by the Company after the completion of the divestiture plan. Management expects corporate overhead and interest expense to be lower subsequent to the completion of the divestiture process.

                                    - more -

   "While the accounting charge makes year-over-year comparisons for our entire organization difficult, we can clearly see that Caremark turned in a solid performance in 1998," said Mac Crawford, Chairman and CEO of MedPartners, Inc. "Caremark processed 44 million prescriptions during the year, and the operation entered 1999 with its best net new business book in the last three years."

   Accomplishments and Outlook

   In 1998, MedPartners took several initiatives aimed at restructuring the Company's business. An experienced new management team was brought on board and developed a strategic business plan which shifted focus toward the Company's pharmaceutical business. A comprehensive plan to divest MedPartner's holdings in the physician practice management and contract services businesses was announced and initiated. Management also negotiated additional insurance coverage that ensures protection going forward from any material adverse financial risk associated with pending shareholder litigation.

   Since the close of fiscal 1998, the Company has continued to make progress in implementing its strategic plan. The Company completed amendments to its bank credit agreement which provides that up to 25% of its first $500 million in net divestiture proceeds to be retained for general corporate purposes. Additionally, the Company completed the sale of its Government Services Division for $67 million and announced a definitive agreement to sell its Team Health Division for $335 million, less certain expenses, and will retain approximately 7.3% of the equity of the recapitalized company.

                                   - more -

   "We are please to turn the page on what has been a very difficult year for the Company," said Mr. Crawford. "While we made significant progress in addressing the Company's challenges in 1998, our mission for 1999 is clear. Most immediately, we seek to close the sale of Team Health, to complete divestiture of our PPM businesses, and to de-leverage our balance sheet. Continuing to regain our shareholders' confidence is also a priority--we can do this best by achieving Caremark's 1999 growth targets and by setting in place the building blocks required to achieve predictable long-term growth."

   Loss from Discontinued Operations

   The loss from discontinued operations was $1.285 billion for 1998. The loss includes the estimated losses from the disposal of these operations and the corresponding operating results for 1998. The Company expects that, over time, approximately $191 million will be paid out in the form of cash as a result of the charge.

   This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. "Forward-looking" statements contained in this press release include the intent, belief or current expectations of the Company and members of its senior management team with respect to corporate overhead costs and interest expense to be incurred in future periods and the anticipated growth prospects, trends, and margins for the PBM industry, growth prospects for the Caremark division, the sale of Team Health, the divestiture of the physician practice services division, earnings, profitability, growth prospects and predictability of results of operations of the Company in future periods, as well as the assumptions upon which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance, and involves risks
                                   - more -
and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those contemplated by the forward-looking statements in this press release include, but are not limited to, adverse developments with respect to the sale of Team Health or the planned divestiture of physician practice services division (including the timing terms or feasibility of such sale and divestiture), adverse developments with respect to the operation of the Company's business units during such sale and divestiture process, failure to meet operating objectives and to execute the operating plan and adverse developments with respect to the healthcare industry in general and overall market conditions.

Additional factors that could cause actual results to differ materially from those contemplated in this press release can be found in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 1998.





                                   - more -

                               MEDPARTNERS, INC.
                     Consolidated Statements of Operations
                   (in thousands, except per share amounts)


                                                                  Three Months Ended                       Year Ended
                                                              ----------------------------         -----------------------------
                                                              December 31,    December 31,         December 31,     December 31,
                                                                 1998             1997                1998            1997
                                                              ------------   -------------         ------------     ------------
Net Revenue                                                   $   713,726    $ (593,780)           $ 2,634,017      $2,363,404
Operating expenses:

   Cost of revenues                                               642,245       554,462              2,383,666       2,153,005

   General and administrative                                      20,366        18,656                 70,945          67,431

   Corporate overhead                                               3,815         7,618                 16,776          18,162

   Depreciation and amortization                                    7,185         6,291                 24,722          24,289

   Net interest expense                                            22,024         9,478                 78,796          27,169

   Restructuring charges                                              --         10,610                  9,500          10,610
                                                              ------------   -------------         ------------     ------------
Income (loss) before income taxes                                  18,091       (13,335)                49,612          62,738

Income tax expense (benefit)                                        6,875        (5,145)                18,852          24,689
                                                              ------------   -------------         ------------     ------------
Net income (loss) from continuing operations                       11,216        (8,190)                30,760          38,049

Loss from discontinued operations                              (1,225,602)     (806,716)            (1,284,878)       (832,775)

Cumulative effect of change in accounting principle                (6,348)      (25,889)                (6,348)        (25,889)
                                                              ------------   -------------         ------------     ------------
Net loss                                                      $(1,220,734)   $ (840,795)           $(1,260,466)     $ (820,615)
                                                              ============   =============         ============     ============


Basic earnings (loss) per share
  from continuing operations                                  $     0.06     $    (0.04)           $      0.16      $     0.20
Basic loss per share from discontinued operations                  (6.45)         (4.29)                 (6.79)          (4.48)
Basic loss per share from cumulative effect of
  change in accounting principle                                   (0.03)         (0.14)                 (0.03)          (0.14)
                                                              ------------   -------------         ------------     ------------
Basic loss per common share                                   $    (6.42)    $    (4.47)           $     (6.66)     $    (4.42)
                                                              ============   =============         ============     ============
Diluted earnings per share from continuing operations         $     0.06     $    (0.04)           $      0.16      $     0.20
Diluted loss per share from discontinued operations                (6.41)         (4.29)                 (6.77)          (4.39)
Diluted loss per share from cumulative effect of
  change in accounting principle                                   (0.03)         (0.14)                 (0.03)          (0.14)
                                                              ------------   -------------         ------------     ------------
Diluted loss per common share                                 $    (6.38)    $    (4.47)           $     (6.64)     $    (4.33)
                                                              ============   =============         ============     ============

Weighted average common shares outstanding                        190,078       187,888                189,327         185,830
Dilutive effect of employee stock options                           1,137          --(A)                   600           3,743
                                                              ------------   -----------          ------------     ------------
Weighted average common shares outstanding
  assuming dilution                                               191,215       187,888                189,927         189,573
                                                              ============   =============         ============     ============

(A) No incremental shares related to options are included due to losses.


Income (loss) from continuing operations
  excluding restructuring charges                             $    11,216    $   (1,673)           $    36,649      $   44,448
                                                              ============   =============         ============     ============
Income (loss) from continuing operations
  per share excluding restructuring charges                   $      0.06    $    (0.01)           $      0.19      $     0.23
                                                              ============   =============         ============     ============


                               MEDPARTNERS, Inc.
                          Consolidated Balance Sheets
                                (in thousands)


                                                          As of December 31,

                                                          1998         1997
                                                          ----         ----

Assets
Current Assets:
   Cash & cash equivalents                            $   23,100  $  109,098
   Accounts receivable, net                              185,719     304,624
   Inventories                                           171,739     138,235
   Income tax receivable                                      --      10,446
   Deferred tax assets, net                                   --      72,203
   Prepaid expenses and other
     current assets                                       11,513       8,721
                                                      ----------  ----------
       Total Current Assets                              392,071     643,327

   Property and equipment, net                           115,835     114,152
   Intangible assets, net                                 27,463      35,883
   Deferred tax assets, net                                   --     175,619
   Other assets                                           51,272      27,090

   Net assets of discontinued operations                 595,129     934,382
                                                      ----------  ----------
       Total Assets                                   $1,181,770  $1,930,453
                                                      ==========  ==========

Liabilities and Stockholders' Equity (Deficit)
Current Liabilities
   Accounts payable                                   $  215,861   $  192,421
   Other accrued expenses and liabilities                303,345      215,960
   Income tax payable                                      9,480           --
   Current portion of long-term debt                         207          233
                                                      ----------   ----------
        Total Current Liabilities                        528,893      408,614

   Long-term debt, net of current portion              1,735,096    1,395,079
   Other long-term liabilities                            61,955       34,539

Stockholders' Equity (Deficit)
   Common stock                                              199          198
   Additional paid in capital                            954,420      937,233
   Unrealized loss on marketable securities               (5,874)      (5,035)
   Shares held in trust                                 (142,477)    (150,200)
   Accumulated deficit                                (1,950,442)    (689,975)
                                                     -----------  ----------
         Total Stockholders' Equity (Deficit)         (1,144,174)      92,221
                                                     -----------  ----------
Total Liabilities and Stockholders' Equity (Deficit) $ 1,181,770   $1,930,453
                                                     ===========   ==========